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Exhibit C

MANAGEMENT'S DISCUSSION AND ANALYSIS
February 17, 2006

        Management's discussion and analysis (the "MD&A") should be read in conjunction with the consolidated financial statements and notes. The financial statements of Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A summary of the differences between Canadian GAAP and U.S. GAAP is found in note 25 of the consolidated financial statements. The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 3 of the consolidated financial statements.

10	Our business
A description of the different segments of our business, with an explanation of the industry trends and factors that drive our performance.
13	Corporate developments
14	Operating review
For the years ended December 31, 2005 vs. 2004 and 2004 vs. 2003.
23	Quarterly results
23	Liquidity and capital resources
28	Transactions with related parties
28	Critical accounting policies and estimates
30	Changes in accounting policies
31	Pending accounting policy changes
31	Risks and uncertainties
36	Non-GAAP financial measures
37	Forward-looking information

Our business

        FHR has owned and managed hotels and resorts for 118 years. We were originally an owner and operator of hotels in Canada. Today, we are a global luxury and first-class hotel owner and management company with 87 properties in nine countries. We operate two brands, Fairmont and Delta, with over 33,500 guestrooms under management.

HOTEL OWNERSHIP

        FHR holds ownership positions ranging from approximately 15% to 100% in 21 hotels and resorts operating in seven countries. Our owned properties include well-known hotel destinations such as The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont Hotels Inc. ("Fairmont") manages 19 luxury hotels and Delta Hotels Limited ("Delta") manages two first-class properties that we have ownership interests in. EBITDA(1) generated from our owned hotels through room occupancy, food and beverage sales and other amenities such as spa, golf and retail operations was approximately 2.5 times the EBITDA generated from hotel management operations in 2005 compared to 3.3 times in 2004.

        We also own 23.7% of Legacy Hotels Real Estate Investment Trust ("Legacy"), a publicly traded Canadian hotel real estate investment trust. Legacy owns 24 hotels across Canada and the United States, 13 of which are managed by Fairmont and 11 that are managed by Delta. We account for our ownership interest in Legacy on an equity basis.

(1)
See note on non-GAAP measures on page 36

HOTEL MANAGEMENT

        We manage or franchise 87 hotels and resorts, through our subsidiaries Fairmont and Delta. Under the terms of our management contracts, we are responsible for day-to-day operations on behalf of the owner. For these services, we earn a base fee, usually between 2.5% and 3.5% of the property's gross revenues. Incentive fees can be earned by achieving established operating performance targets. Our incentive fee structures vary, but generally allow us to earn up to 30% of earnings above a threshold amount.

Fairmont:

        Fairmont is North America's largest manager of luxury hotels, as measured by rooms under management, with 49 hotels and approximately 22,200 rooms in major city centers and resort destinations in the United States, Canada, Mexico, Bermuda, Barbados, the United Kingdom, Monaco, Kenya and the United Arab Emirates.

Delta:

        Delta is Canada's largest first-class hotel management company with 38 managed and franchised hotels and approximately 11,400 rooms across Canada.

REAL ESTATE

        FHR owns undeveloped land in Toronto and Vancouver. The Vancouver land is located across from the site of Vancouver's new convention center and is zoned for the development of approximately 800,000 square feet of hotel and residential space. We have sold or have under contract to sell all of the Vancouver land and we continue to sell our undeveloped property in downtown Toronto. Our land in Toronto, known as the Southtown lands, is located in the core of downtown Toronto between the financial district and Lake Ontario. These lands are zoned for the development of commercial, residential and hotel use.

        Fairmont Heritage Place ("FHP") is our private residence club product offering vacation home ownership in some of the world's most sought after locations. Our first residence club, Fairmont Heritage Place Acapulco, opened in September 2004 and is currently in its third phase of development. FHP also manages the Fairmont Heritage Place Franz Klammer Lodge in Telluride, Colorado and planning is underway for Fairmont Heritage Place Barbados. Future development is being considered at select Fairmont resort locations including Mayakoba, Mexico and Bermuda. In addition, FHP has announced a number of joint ventures with third party developers in other locations.

KEY PERFORMANCE DRIVERS

        We believe that the following factors are the key performance drivers for our business:

Economic trends:

        Performance in the lodging industry is closely related to economic conditions. Economic growth tends to stimulate both leisure and business travel, which drives both occupancy and average room rates.

Brand strength:

        Entrenching our brand in the minds of travelers expands our ability to compete for capital, development opportunities, management contracts and guests.

Operating leverage:

        Incremental revenue can drive substantial improvements in margins and income due to the industry's fixed-cost operating leverage. This is particularly true in the luxury lodging segment.

Breadth of opportunity and a capacity for growth:

        We have a strong balance sheet, a growing family of capital partners and an abundance of key global destinations that do not have a Fairmont property.

TRENDS IN THE LODGING INDUSTRY

        We believe that the following trends have had and will continue to have an impact on the lodging industry:

1.
Market trends have converged to create an environment of sustainable growth.

  After several challenging years, we believe that the lodging industry is experiencing a real and sustained recovery as the result of improved economic conditions.

2.
Growth in demand for lodging is outpacing supply growth, reaching a spread that has not been experienced since 1992 to 1994.

  Business travel has improved significantly while leisure travel remains strong. At the same time, supply growth for both the luxury and upper-upscale markets remains below historic normal.

3.
The industry is experiencing improvement in margins.

  A greater portion of the increase in RevPAR(2) is being driven by increased room rates — which is highly profitable — rather than increased occupancy, which results in additional operating costs.

4.
Trends in the capital markets are causing capital to flow to the real estate sector.

  We expect the flow of capital to lodging real estate to increase the asset value of FHR's owned properties while, at the same time, facilitating joint venture and other opportunities to expand our portfolio.

5.
There is a growing trend to develop mixed-use projects.

  We see the building of hotels or resorts increasingly becoming coupled with residential and/or fractional vacation ownership properties. Through FHP, we believe that we have the expertise to competitively participate in this trend.

(2)
See note on non-GAAP measures on page 36

        Additional information relating to the Company, including our Annual Information Form, can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com. We also file Form 40-F in the United States, which can be found on: www.sec.gov/edgar. shtml.

CORPORATE DEVELOPMENTS

        On January 30, 2006, Fairmont announced that it had entered into an Acquisition Agreement with a Canadian company owned by Kingdom Hotels International ("Kingdom") and Colony Capital ("Colony"), which will acquire all of Fairmont's outstanding common shares at a price of $45.00 per share in cash. The total value of this transaction including assumed debt is $3.9 billion. The transaction was unanimously approved by Fairmont's Board of Directors following receipt of the recommendation of the Special Committee of the Board.

        The transaction is to be carried out by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66 2/3% of the votes cast by Fairmont's shareholders at a meeting of shareholders scheduled for April 18, 2006 as well as court approval. The closing is subject to certain other customary conditions, including obtaining applicable regulatory approvals and is expected to close in the second quarter of 2006, shortly after receipt of shareholder and court approvals.

        Fairmont has been advised by Kingdom and Colony of their intention to combine the Fairmont and Raffles portfolios following the completion of the transaction, transforming the companies into a global luxury hotel leader with 120 hotels in 24 countries. Fairmont will continue as a an independent hotel management and ownership company headquartered in Canada and Raffles, based in Singapore, will also retain its separate brand identity. Raffles owns and manages a portfolio of 33 properties located primarily across Asia and Europe, including its flagship property built in 1887, the Raffles Hotel, Singapore.

Background to the transaction

        On December 21, 2005, the Company's Board of Directors recommended that shareholders reject a partial takeover bid by Icahn Partners LP and Icahn Partners Master Fund LP for approximately 41% of the outstanding common shares of FHR. Earlier in that month, the Board of Directors formed a Special Committee of Directors to assist the Board in its review of Icahn's proposal and any strategic alternatives. Financial and legal advisors were engaged to assist the Special Committee with its role.

Financial highlights

Year ended December 31 (in millions, except per share data)	2005	2004	2003
Revenues	$857.5	$768.7	$691.4
EBITDA	264.8	324.7	140.3
Net income	167.5	155.8	50.7

Earnings per share
Basic	$2.25	$1.99	$0.64
Diluted	2.16	1.92	0.64

Dividends declared per share	$0.12	$0.10	$0.07

Total Assets	$2,523.9	$2,402.6	$2,503.0
Total Debt	391.2	402.1	657.6
Shareholders Equity	1,691.0	1,650.4	1,545.9

Operating review

Year ended December 31, 2005 compared with year ended December 31, 2004

        In 2005, the operating performance of our hotel portfolio varied by region. In the U.S., the robust economic conditions have led to continuing demand growth for lodging. This factor, coupled with low supply growth in the luxury and upper-upscale hotel segments, has resulted in a very favorable pricing environment and significant RevPAR and occupancy growth at our U.S. properties. Despite solid economic growth in Canada in 2005, our Canadian hotel portfolio did not experience the same level of growth. Our hotels in Canada were affected to varying degrees by a decline in U.S. travel to Canada. However, there has been an increase in European and Asian travelers to Canada and it is expected that the robust lodging demand in the United States will eventually lead to additional growth in demand and improved pricing at our Canadian properties.

Comparable owned hotels

Year ended December 31	2005	2004	Variance
Worldwide
RevPAR	$123.64	$116.04	6.5%
ADR	195.77	186.51	5.0%
Occupancy	63.2%	62.2%	1.0 points

Canada
RevPAR	$122.67	$114.93	6.7%
ADR	187.40	174.01	7.7%
Occupancy	65.5%	66.0%	-0.5 points

U.S.
RevPAR	$159.00	$146.02	8.9%
ADR	214.02	220.37	-2.9%
Occupancy	74.3%	66.3%	8.0 points

International
RevPAR	$105.50	$101.18	4.3%
ADR	200.16	190.69	5.0%
Occupancy	52.7%	53.1%	-0.4 points

1)
ADR ("average daily rate") is defined as room revenue per occupied room.

Comparable Hotels are considered to be properties that were wholly-owned by FHR for at least the entire current and prior fiscal years. Comparable Hotel statistics exclude properties where renovations have had a significant adverse effect on the property's primary operations.

Exclusions: The Fairmont Southampton (renovation); The Fairmont Kea Lani, Maui (sold July 2004); The Fairmont Glitter Bay (sold July 2004); The Fairmont Orchid, Hawaii (sold December 2005)

HOTEL OWNERSHIP OPERATIONS

        Revenues from hotel ownership operations increased 2.5% to $670 million in 2005 from $654 million in 2004. The improvement in performance was driven by double-digit revenue growth at The Fairmont Chateau Lake Louise, The Fairmont Scottsdale Princess and The Fairmont Orchid, Hawaii. The Fairmont Orchid, which was sold in late December 2005, generated $64 million of revenues in 2005 and $55 million in 2004. The two hotels sold in July 2004 generated $51 million of revenues in 2004.

        EBITDA from owned hotel operations was down 10.8% to $141 million from $158 million in 2004 while corresponding EBITDA margins declined to 21.0% from 24.2% in 2004. The sale of The Fairmont Kea Lani and The Fairmont Glitter Bay in July of 2004 was the primary contributing factor to this decrease. These properties contributed a total of $20 million in EBITDA in 2004. Excluding The Fairmont Kea Lani, EBITDA from the U.S. properties was up 27.7% to $38 million. Canadian owned EBITDA remained relatively unchanged at $66 million however, when adjusted for the foreign exchange impact, EBITDA was down approximately 10%. Our International owned hotels contributed $37 million in EBITDA compared to $42 million in 2004. 2004 EBITDA from our International hotels included business interruption insurance proceeds of approximately $11 million related to The Fairmont Southampton and The Fairmont Hamilton Princess properties which were both affected by a hurricane. Because these proceeds did not result in any increase in the operating expenses at these hotels, they improved 2004 EBITDA dollar for dollar.

        Most of our wholly-owned properties are resorts. As a result, leisure travel is our most important source of demand generating approximately 60% of the revenues at our wholly-owned hotels. Business travel, which we estimate accounts for approximately 60% of hotel industry revenues, generates approximately 40% of the revenues at our wholly-owned hotels. Because many of our properties are located in high barrier-to-entry markets, there was little new supply in 2005 in the markets in which we operate.

        Revenues from our Canadian properties increased 9.9% to $280 million. This increase was attributable primarily to the appreciation of the Canadian dollar. When adjusted for the year-over-year strengthening of the Canadian dollar, revenues from our Canadian properties were virtually unchanged. Canada's tourism industry has been adversely affected by the strong Canadian dollar, high gasoline prices and continued challenges at border crossings. U.S. travel to Canada decreased 14.2% in 2005 compared to 2004, bringing the number of Americans traveling to Canada to a 26-year low. Our Canadian hotels depend heavily on U.S. leisure travel, with approximately 25% of the overall leisure demand at these hotels coming from the United States. As a result, in 2005, our Canadian properties experienced a 0.5 percentage point decrease in occupancy compared to 2004 and their RevPAR decreased by 1% when measured in Canadian dollars.

        Revenues from our U.S. hotels decreased 11.2% to $195 million. Excluding the revenues of the hotels sold in 2004 and 2005, revenues at our U.S. Comparable hotels increased 12% to $131 million in 2005 compared to $117 million in 2004. This increase was attributable mainly to robust operating performance at The Fairmont Scottsdale Princess where revenues increased 12% over the prior year as the resort benefited from increased demand from the group meetings and leisure segments. RevPAR at the Comparable U.S. hotels increased 8.9% to $159.00, while ADR decreased 2.9%. Occupancy levels for the Comparable U.S. hotels were eight percentage points higher compared to 2004, benefiting from the strong economic growth in the U.S. On December 23, 2005, we capitalized on our success at The Fairmont Orchid, Hawaii, by selling it for a pre-tax gain of approximately $106 million. We will continue to manage this property under a long-term management contract. Looking ahead, we expect our U.S. owned hotels to continue to demonstrate the positive growth trends they experienced in 2005.

        Revenues from our International owned hotels, excluding The Fairmont Glitter Bay, which was sold in 2004, and The Fairmont Southampton, which was closed for renovations until April 2004, were up 5% compared to 2004. This increase was primarily driven by our resorts in Acapulco, Mexico. Despite lower leisure demand due to adverse publicity regarding the destination and hurricane activity in the area, our properties in Mexico experienced an 8.5% increase in RevPAR with higher rates from both the leisure and group meetings segments. In the third quarter of 2005, the Bermuda market experienced a decline in leisure travel largely as a result of concerns regarding hurricane activity in the area and the cost of airfare. These factors resulted in a decline in occupancy and RevPAR at this destination for the year. These results partially offset the positive performance of the Mexican hotels, resulting in a 4.3% increase in RevPAR and a 0.4 percentage point decrease in occupancy for the International Comparable hotels. We view many of the issues we faced in these markets to be one time matters, and, as a result, we expect our International owned properties to show considerable growth in 2006.

INCOME FROM EQUITY INVESTMENTS

        Our hotel ownership operations also include equity income from minority investments in certain of our managed hotels as well as our investment in Legacy. Income from these investments was nil in 2005 compared to a loss of $0.2 million in 2004.

REAL ESTATE ACTIVITIES

        Real estate activities generated EBITDA of $33 million compared to $6 million in 2004. In 2005, we completed the sale of three parcels of land. In the third quarter, we disposed of a parcel of land in Vancouver, British Columbia for net proceeds and after-tax gain of $18 million. In the fourth quarter, we disposed of two parcels in Toronto's Southtown lands, for proceeds of $43 million and after-tax gain of $17 million. The Company continues to pursue the sale of the remaining parcels of Southtown lands and has recently entered into separate agreements to do so. We expect these sales to close in the next several quarters. In 2004, total proceeds from sales of land were $15 million.

        During the year, the Company entered into a purchase and sale agreement with Westbank, a Vancouver-based developer, related to a parcel of undeveloped land located in Coal Harbour, Vancouver. Westbank agreed to purchase the land for $58 million and plans to develop a hotel and residential condominium project on the site. We have entered into a long-term management contract to manage the hotel. The sale is expected to close during the fourth quarter of 2006 with the hotel opening scheduled for 2009.

        FHP produced $16 million in revenues and a loss of $0.9 million to EBITDA in 2005. In 2004, FHP's vacation ownership activities generated $14 million in revenues and a $2.4 million loss to EBITDA. In March 2005, FHP opened the second phase (10 homes) of 50 planned residences adjacent to The Fairmont Acapulco Princess. Further construction continues on the third phase consisting of an additional 14 homes that are scheduled to open during the fourth quarter of 2006.

Comparable Fairmont managed hotels

Year ended December 31	2005	2004	Variance
Worldwide
RevPAR	$128.37	$115.44	11.2%
ADR	194.94	180.03	8.3%
Occupancy	65.8%	64.1%	1.7 points

Canada
RevPAR	$108.04	$100.18	7.8%
ADR	165.63	153.43	8.0%
Occupancy	65.2%	65.3%	-0.1 points

U.S.
RevPAR	$159.13	$139.79	13.8%
ADR	230.75	220.11	4.8%
Occupancy	69.0%	63.5%	5.5 points

International
RevPAR	$125.71	$109.52	14.8%
ADR	211.43	179.81	17.6%
Occupancy	59.5%	60.9%	-1.4 points

Comparable Hotels are those properties that were fully open under Fairmont management for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse affect on the property's primary operations.

Exclusions: The Fairmont Southampton (renovation); Fairmont Monte Carlo (assumed management December 2004); The Savoy, A Fairmont Hotel (assumed management January 2005); The Plaza (ceased management in April 2005); The Norfolk Hotel, Mount Kenya Safari Club, the Aberdare Country Club, The Ark and the Mara Safari Club (assumed management May 2005); The Fairmont Glitter Bay (ceased management June 2005); Fairmont Newport Beach (assumed management July 2005); The Fairmont New Orleans (renovation).

MANAGEMENT OPERATIONS

        During 2005, Fairmont added seven hotels to its managed portfolio. In January, we assumed management of The Savoy Hotel in London, England, one of the city's most-recognized luxury hotels. The Savoy, A Fairmont Hotel, is our second European property, and it follows on the heels of the addition of the Fairmont Monte Carlo in December of 2004.

        On May 11, 2005, Fairmont entered the continent of Africa by assuming management of five renowned hotels in Kenya: Nairobi's Norfolk Hotel, the Mount Kenya Safari Club, the Aberdare Country Club, The Ark and the Mara Safari Club.

        In July 2005, we assumed management of, and rebranded the Fairmont Newport Beach, California, a 444-room hotel. A comprehensive renovation of the hotel's guestrooms, public areas and facilities is underway, and is expected to be completed in mid-2006.

        In February 2005, FHP assumed management of, and rebranded the Fairmont Heritage Place Franz Klammer Lodge, a 63-unit private residence club located in Telluride Colorado's exclusive Mountain Village.

        During the year, Fairmont entered into letters of intent to manage seven new properties that are under construction or development. Some of these properties involve hotel management and vacation ownership and/or private residence club products. A list of these properties is found on page 5 of the annual report.

FAIRMONT

        Revenues under management increased to $1.9 billion in 2005 from $1.7 billion in 2004. The addition of The Savoy, the Fairmont Monte Carlo, the Fairmont Newport Beach and the Kenyan hotels contributed about 65% of this increase. Improved occupancy and room rates, together with the appreciation of the Canadian dollar contributed to the balance of the increase.

        Management fees increased by 24.9% to $68 million in 2005 from $55 million in 2004, mainly due to the improvement in revenues under management. Total fee revenues in 2005 included $20 million from our owned properties, compared to $21 million in 2004. Base fees from properties under management increased 18% to $53 million from $45 million in 2004. Incentive fees increased to $8 million from $3 million in 2004. In 2005, incentive fees represented 11.9% of our total management fees compared to 5.7% in 2004. Under most of our existing contracts, Fairmont receives up to 30% of the property's earnings above an established threshold. This threshold does not change over the life of the contract unless significant renovations are made to the property. In 2005, we earned incentive fees at 14 of our 50 properties.

        EBITDA from our Fairmont management operations increased 14.8% to $46 million from $40 million in 2004. The EBITDA margin of our management operations decreased to 67.3% from 73.3% in 2004, primarily due to an increase in general and administrative expenses of our management operations.

        For the Fairmont portfolio of comparable hotels, RevPAR increased 11.2% to $128.37 from $115.44 in 2004, driven by substantial improvements in room rates and occupancy at our U.S. and International properties. Adjusting for the foreign exchange impact, RevPAR increased by 7.7%.

Comparable Delta managed hotels

Year ended December 31	2005	2004	Variance
RevPAR	$73.03	$64.43	13.3%
ADR	107.98	98.53	9.6%
Occupancy	67.6%	65.4%	2.2 points

Comparable hotels are considered to be properties that were fully open under Delta management for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse affect on the property's primary operations.

Exclusions: Delta Meadowvale and Delta franchised hotels.

DELTA

        Revenues under management increased 12% to $425 million from $379 million. Management fee revenues increased 9.4% to $14 million from $13 million in 2004. These improvements are the result of better operating performance and the appreciation of the Canadian dollar. In 2005, incentive fees were $1.1 million and accounted for 7.9% of Delta's total management fee revenue. Consistent with 2004, in 2005, we earned incentive fees at eight Delta managed properties.

        For the Delta portfolio of comparable hotels, RevPAR increased 13.3% to $73.03 from $64.43 in 2004. When measured in Canadian dollars, ADR was up 1.8% and RevPAR was up 5.3% in 2005. EBITDA from Delta's management operations increased 23.8% to $10 million from $8 million in 2004 and EBITDA margins increased to 71.2% from 62.5%. 2004 EBITDA margins were lower than usual due to a significant loan receivable write-off and higher operational costs.

OTHER ITEMS

Revenues and expenses from managed and franchised properties

        Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of centralized marketing, reservations and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the amount spent in excess of recoveries from managed hotels that are owned by third parties. In 2005, we recovered all of our costs compared to 2004, when we had a $1 million deficiency.

General and administrative expenses

        General and administrative expenses were $37 million compared to $30 million in 2004. This increase was primarily the result of higher compensation costs that resulted from the appreciation in the value of Fairmont's shares. Also contributing to this increase were higher pension expenses including a portion of the $5.6 million of benefit payments made in the fourth quarter to three members of senior management in full satisfaction of their past and future pension benefits.

        The appreciation of the Canadian dollar has the effect of increasing our general and administrative expenses, the majority of which are incurred in Canadian dollars. The average exchange rate for the Canadian dollar relative to the U.S. dollar in 2005 was $1.21 compared to an average of $1.30 in 2004.

Amortization

        Amortization expense decreased $3 million to $71 million in 2005. In 2004, we incurred $7 million of depreciation on the assets of hotels and other assets disposed in the year. The appreciation of the Canadian dollar and an increase in profit improving capital investments during 2005 partially offset this decrease.

Other expenses

        Other expenses incurred in 2005 consisted of a number of unusual items totaling $34 million. This amount includes a provision of $11 million relating to outstanding legal obligations associated with a predecessor company of Fairmont. During the fourth quarter, FHR recognized $11 million of expenses relating to financial and legal advisory fees for services rendered to assist the Special Committee and Board of Directors and to render fairness opinion letters. We also recorded in the fourth quarter, a provision of $8 million related to impairment of long-term advances receivable. The balance of these costs consist of $3 million of transaction costs in connection with a portfolio acquisition opportunity which FHR did not complete as well as $1 million in restructuring costs.

Gain on sale of hotel asset

        In December 2005, The Fairmont Orchid was sold for gross proceeds of $250 million, which resulted in a pre-tax gain of $106 million. The Company is considering a number of alternatives for the sale proceeds, including investment in other hotel assets. The proceeds of The Fairmont Orchid sale were paid to a Qualified Intermediary on closing of the sale in anticipation of FHR undertaking a like-kind exchange, as defined for U.S. tax purposes. The required Identification Statement was filed on February 6, 2006. Where identified properties are acquired on a timely basis, the full amount of the cash tax related to the sale will be deferred and will result in a reclassification from income taxes payable to future income taxes. The resort will continue to be managed by Fairmont under a long-term management contract.

Interest expense, net

        Net interest expense decreased to $22 million from $33 million in 2004. This decrease was primarily due to the reduction in long-term debt resulting from the application of sale proceeds from The Fairmont Kea Lani, The Fairmont Glitter Bay and the Legacy units to repay indebtedness. These repayments were partially offset by borrowings used to fund the purchase of common shares under the Company's normal course issuer bid and investments in new properties.

Income tax expense (recovery)

        We incurred a net income tax expense of $4 million compared to $62 million in 2004. Income tax expense for 2005 includes a tax recovery of $42 million as a result of favorable tax settlements and $44 million of taxes on the sale of The Fairmont Orchid. Excluding the impact of the tax recoveries, our effective tax rate was 26.8% in 2005. This compares to an effective tax rate of 28.4% in 2004.

Foreign exchange

        During the year, the Canadian dollar was, on average, 7.4% higher (versus the U.S. dollar) than it was in 2004. However, at the end of 2005, the Canadian dollar was approximately 2.4% higher in value relative to the U.S. dollar than it was at the end of 2004. The appreciation of the Canadian dollar has an impact on FHR's results in several ways:

  •
  A significant portion of our revenues and EBITDA from hotel ownership operations are generated by our Canadian operations thereby improving operating results when reported in U.S. funds;

  •
  A significant portion of our management and general and administrative expenses are incurred in Canadian dollars and therefore the appreciation of the Canadian dollar reduces EBITDA and EBITDA margins;

The impact of these factors can be quantified in the table below:

Impact of Canadian dollar appreciation in 2005

Year ended December 31 (in millions, except per share data)
Operating revenues	$22.9

EBITDA	7.1
Interest	(0.3)
Amortization	(2.3)
Income Taxes	2.2

Net Income Impact	6.7

EPS Impact	0.09

        The appreciation in the Canadian dollar also affects our business in ways that are not as easily quantified. Historically, foreign travel to Canada has been inhibited by a strong Canadian dollar. Correspondingly, it is less expensive for Canadians to travel outside the country. Since many of our owned properties are located in Canada, these trends affect our results from hotel ownership operations.

Year ended December 31, 2004 compared with year ended December 31, 2003

        In 2004, the North American lodging industry experienced a solid recovery. Improved economic conditions in Canada and the United States stimulated demand for business and leisure travel, creating a strong recovery in the lodging industry. FHR benefited from the improved industry fundamentals and rebounded from the difficult operating environment of 2003.

        Coupled with low supply growth in most of our markets, many of our properties achieved significant growth in RevPAR. This improved RevPAR was driven by increases in both occupancy and average daily rate.

HOTEL OWNERSHIP OPERATIONS

        Revenues from hotel ownership operations increased 11.8% to $654 million in 2004 from $585 million in 2003. The improvement in performance was driven by double-digit revenue growth at many of our large resorts, notably The Fairmont Orchid, The Fairmont Chateau Lake Louise, The Fairmont Southampton and the two resorts in Mexico. The Fairmont Southampton reopened as scheduled in April 2004, after being closed for seven months of repairs following the hurricane damage sustained in September 2003. The two hotels sold in July, generated $51 million of revenues in 2004 and $81 million in 2003.

        Revenues from our U.S. and International hotels increased 9.2% to $400 million. Excluding the two resorts sold in July 2004 and The Fairmont Southampton, revenues at our U.S. and International hotels were up 21.4% or $51 million. All of our hotels in this portfolio contributed to the improvement, driven primarily by increased revenues at The Fairmont Orchid of 27.8% and the Mexican properties of 19.6%.

        Revenues from our Canadian properties increased 16.2% to $254 million. This increase was attributable mainly to robust operating performance at The Fairmont Chateau Lake Louise and the stronger Canadian dollar. Revenues for The Fairmont Chateau Lake Louise increased 32.5% over the prior year as the resort benefited from the strength in Asian tour business and the opening of the resort's new meeting facility and guestrooms. When adjusted for the year over year strengthening of the Canadian dollar, revenues from our Canadian properties were up 8.2% or approximately $18 million.

        EBITDA from owned hotel operations was up 34.0% to $160 million from $120 million in 2003. Owned hotel EBITDA margin improved considerably to 24.5% from 20.4% in 2003 with portfolio-wide increases in both occupancy and ADR. EBITDA from the U.S. and International properties was up 39.7% to $91 million primarily due to higher ADR and occupancy levels across the portfolio. 2003 EBITDA of $65 million includes uninsured costs of $9 million related to hurricane damage in Bermuda. The two hotels sold in 2004, contributed $20 million and $28 million to hotel ownership EBITDA in 2004 and 2003, respectively. We will continue to earn management fees from these hotels under the terms of the long-term management agreements. EBITDA for both years includes business interruption insurance related to lost revenues of The Fairmont Southampton and The Fairmont Hamilton Princess.

        Canadian owned EBITDA increased by 26.3% to $69 million. Higher occupancy levels and the stronger Canadian dollar are the primary reasons for this increase. In 2003, the Canadian owned portfolio was severely affected by travel concerns regarding severe acute respiratory syndrome ("SARS"). Adjusting for the foreign exchange impact, EBITDA was up approximately 17.6%.

        In 2004, our investment in Legacy generated equity losses of $2 million compared to a $9 million equity loss in 2003. This improvement is primarily attributable to Legacy's portfolio benefiting from a rebound in demand in 2004, after travel concerns relating to SARS eroded demand in 2003.

Comparable owned hotels

Year ended December 31	2004	2003	Variance
Worldwide
RevPAR	$117.78	$99.69	18.1%
ADR	188.83	179.17	5.4%
Occupancy	62.4%	55.6%	6.8 points
Canada
RevPAR	$114.93	$99.67	15.3%
ADR	174.01	163.44	6.5%
Occupancy	66.0%	61.0%	5.0 points
U.S.
RevPAR	$151.30	$128.94	17.3%
ADR	227.32	224.64	1.2%
Occupancy	66.6%	57.4%	9.2 points
International
RevPAR	$101.18	$80.77	25.3%
ADR	190.69	179.31	6.3%
Occupancy	53.1%	45.0%	8.1 points

Exclusions: The Fairmont Southampton (renovation); The Fairmont Copley Plaza, Boston (wholly-owned as of February 2003); The Fairmont Kea Lani (sold July 2004); The Fairmont Glitter Bay (sold July 2004).

REAL ESTATE ACTIVITIES

        Real estate activities generated EBITDA of $6 million compared to $11 million in 2003. In 2004, we disposed of one block of land from our Coal Harbour site in Vancouver, B.C. as well as several smaller blocks of land that were not part of our principal real estate holdings in Toronto or Vancouver. Total proceeds received for these lands were $15 million. In 2003, we disposed of one block of our Southtown lands in Toronto, two parcels at our Coal Harbour site and several smaller pieces of non-core real estate located primarily next to rail lines. Total proceeds received from these sales were $32 million. Land sales and land holding activities generated EBITDA of $8 million and $14 million for 2004 and 2003, respectively.

        FHP, FHR's vacation ownership business, produced $14 million in revenues and a $3 million loss to EBITDA. Vacation ownership activities for the same period in 2003 generated $2 million in revenues and a $4 million loss to EBITDA. The early phases of our vacation ownership project in Acapulco are absorbing the majority of the initial common construction costs.

MANAGEMENT OPERATIONS

Fairmont

        During 2004, Fairmont assumed management of the Fairmont Monte Carlo. The hotel was acquired by FHR European Ventures LLP and Fairmont took over management late in the year. FHR invested $20 million for a 25% indirect real estate interest in the hotel and the management contract.

        In addition, in 2004 Fairmont entered into the following two new management contracts on properties under development:

  •
  the Fairmont Mayakoba, Riviera Maya, Mexico. FHR invested approximately $10 million for the management contract and an equity interest of approximately 19.9% in the resort.

  •
  the Fairmont Cairo, Nile City, Egypt. FHR invested approximately $10 million for the management contract and an equity interest of about 14% in the property.

        Revenues under management increased 19.5% to $1.7 billion in 2004 from $1.4 billion in 2003. The addition of The Fairmont Turnberry Isle Resort & Club, Miami on January 1, 2004 contributed 21.3% of this increase. Improved operating results and the appreciation of the Canadian dollar contributed to the balance of the increase. Fairmont Monte Carlo came under Fairmont's management in mid-December, consequently it did not impact 2004 results.

Comparable Fairmont managed hotels

Year ended December 31	2004	2003	Variance
Worldwide
RevPAR	$119.36	$104.73	14.0%
ADR	184.66	172.54	7.0%
Occupancy	64.6%	60.7%	3.9 points
Canada
RevPAR	$100.18	$86.39	16.0%
ADR	153.43	140.38	9.3%
Occupancy	65.3%	61.5%	3.8 points
U.S.
RevPAR	$147.45	$134.69	9.5%
ADR	226.99	216.34	4.9%
Occupancy	65.0%	62.3%	2.7 points
International
RevPAR	$111.36	$87.23	27.7%
ADR	182.96	166.42	9.9%
Occupancy	60.9%	52.4%	8.5 points

Exclusions: The Fairmont Southampton (renovations); The Fairmont Olympic Hotel, Seattle (assumed management August 2003); The Fairmont Turnberry Isle Resort & Club, Miami (assumed management January 2004)

        Management fees increased by 23.5% to $55 million in 2004 from $44 million in 2003, due to the improvement in revenues under management. Total fee revenues included $21 million from our owned properties, up 15.3% from 2003. Base revenues from properties under management increased 24.0% to $45 million from $37 million in 2003, while incentive fees increased to $3 million from $2 million in 2003. Incentive fees grew to represent 5.7% of our total management fees compared to 3.4% in 2003.

        For the Fairmont portfolio of comparable hotels, RevPAR increased 14.0% to $119.36 from $104.73 in 2003, driven by substantial improvements in occupancy and ADR at our Canadian portfolio and our U.S. and International properties. Adjusting for the foreign exchange impact, RevPAR increased by 10.6%.

        EBITDA from our Fairmont management operations increased 27.8% to $40 million from $31 million in 2003. EBITDA margin increased to 73.3% from 70.8% in 2003, primarily due to the increase in incentive fees, which do not generate any corresponding costs.

Delta managed hotels

Year ended December 31	2004	2003	Variance
RevPAR	$64.43	$55.36	16.4%
ADR	98.53	91.78	7.4%
Occupancy	65.4%	60.3%	5.1 points

Exclusions: Delta Meadowvale and Delta franchised hotels.

DELTA

        Revenues under management increased 17.9% to $380 million from $322 million. Management fee revenues increased 9.4% to $13 million from $12 million in 2003. These improvements relate primarily to better operating performance and the appreciation of the Canadian dollar. SARS had a substantial impact on Delta's results in 2003, particularly at the hotels located in Toronto and Montreal. In 2004, incentive fees were $1 million and accounted for 6.3% of Delta's total management fee revenues. In 2004, we earned incentive fees at eight properties, compared to six in 2003.

        For the Delta portfolio of comparable hotels, RevPAR increased 16.4% to $64.43 from $55.36 in 2003, primarily as a result of an 8.5% increase in occupancy. When measured in Canadian dollars, ADR was flat and RevPAR was up 8.2% in 2004. EBITDA from Delta's management operations decreased 8.0% to $8 million from $9 million in 2003 and EBITDA margins decreased to 62.5% from 74.4%. The decrease is mainly attributable to a one time loan receivable write-off and increased operational costs.

OTHER ITEMS

Revenues and expenses from managed and franchised properties

        In 2004, we recognized a $1 million deficit on the marketing, booking and other services we provide under the terms of our management and franchise agreements compared to a $3 million deficit in 2003.

General and administrative expenses

        General and administrative expenses were $30 million compared to $17 million in 2003. In 2004, the Company experienced higher corporate overhead costs relating primarily to increases in incentive and certain other compensation costs of approximately $4 million, expenses due to stock appreciation rights issued by the predecessor company ("Canadian Pacific Limited") of $3 million, and public company regulatory requirements under the Sarbanes-Oxley Act of approximately $1 million. Furthermore, the year over year appreciation of the Canadian dollar had the impact of increasing expenses by approximately $2 million.

Amortization

        Amortization expense increased 9.5% to $74 million in 2004. This increase was largely a result of the additions to property, plant and equipment and the appreciation of the Canadian dollar.

Other (income) expenses

        Other expenses in 2003 consist primarily of amounts related to the repayment of debt that occurred in December following the convertible note issue.

Gain on sales of investments and hotel assets

        In July 2004, we sold The Fairmont Kea Lani to Host Marriott Corporation for $355 million, earning a pre-tax gain of $109 million. We also sold The Fairmont Glitter Bay in Barbados for approximately $32 million. This sale resulted in a non-taxable gain of $8 million. In September 2004, FHR reduced its equity position in Legacy from 35% to 23.7%, by selling 12 million units at Cdn$6.75 each for total proceeds of Cdn$81 million, or approximately $63 million and recognized a gain of $28 million.

Interest expense, net

        Net interest expense decreased to $33 million from $34 million in 2003. This decrease is attributable to lower average debt levels in 2004, countered by higher amortization of financing costs, due primarily to the full year inclusion of the convertible notes.

Income tax expense (recovery)

        We experienced a net income tax expense of $62 million compared to a recovery of $12 million in 2003. Income tax expense for 2004 includes $41 million related to the sale of The Fairmont Kea Lani, while income tax expense for 2003, includes a recovery of $24 million as a result of a favorable tax settlement. Our 2004 effective tax rate was 28.4%. Excluding the impact of the $24 million recovery received in 2003 and $9 million of uninsured costs related to hurricane damage in Bermuda, a non-taxable jurisdiction, our effective tax rate was 26.8% in 2003.

Foreign exchange

        Average Canadian dollar exchange rates appreciated approximately 7.4% over 2003. At the end of 2004, the Canadian dollar was approximately 6.9% higher in value relative to the U.S. dollar than at the end of 2003.

Quarterly results

(in millions, except per share data)	2005
	First Quarter	Second Quarter	Third Quarter	Forth Quarter(1)	Total
Total Revenues	$179.3	$205.7	$240.1	$232.4	$857.5
EBITDA	22.2	47.2	79.2	116.2	264.8
Net income (loss)	(4.0)	34.1	69.0	68.4	167.5
Basic earnings (loss) per share	(0.05)	0.45	0.93	0.95	2.25
Diluted earnings (loss) per share(3)	(0.05)	0.44	0.87	0.88	2.16

(in millions, except per share data)	2004
	First Quarter	Second Quarter	Third Quarter(2)	Forth Quarter	Total
Total Revenues	$177.1	$219.2	$207.5	$164.9	$768.7
EBITDA	34.1	62.5	207.7	20.4	324.7
Net income (loss)	(0.6)	29.0	131.8	(4.4)	155.8
Basic earnings (loss) per share	(0.01)	0.37	1.68	(0.06)	1.99
Diluted earnings (loss) per share(3)	(0.01)	0.36	1.55	(0.06)	1.92

(1)
EBITDA from the fourth quarter of 2005 includes proceeds from the sale of The Fairmont Orchid, Hawaii of $105.8 million.

(2)
EBITDA from the third quarter of 2004 includes EBITDA of $143.7 million from the sale of The Fairmont Kea Lani, The Fairmont Glitter Bay and from the sale of Legacy units.

(3)
Diluted Earnings per share has been restated for each period to include the effect of the contingently convertible debt securities as required by EIC-155.

        Demand for lodging is seasonal. As a result, revenues are typically higher in the second and third quarters while fixed costs, such as amortization and interest, are stable throughout the year. It is impossible to predict the events that could affect performance quarter-to-quarter. See the "Risks and uncertainties" on page 31.

Liquidity and capital resources

Capitalization

Year ended December 31	2005	2004
Cash	$279.2	$99.1

Current debt	$2.8	$4.1
Long-term debt	388.4	398.0

	391.2	402.1

Shareholders' equity
convertible notes(1)	19.2	19.2
common share equity(2)	1,671.8	1,631.2

	1,691.0	1,650.4

Total capitalization	$2,082.2	$2,052.5

Net Debt to Total Capitalization ratio	5.4%	14.8%
Net Debt to Total Asset ratio	4.4%	12.6%
Interest Coverage(3)	7.5x	8.7x

(1)
Amount of $270 million convertible notes related to conversion feature

(2)
Includes contributed surplus, foreign currency translation adjustments and retained earnings

(3)
Calculated as 12 month trailing EBITDA divided by interest on debts outstanding at December 31, 2005

CAPITALIZATION

        FHR's consolidated net borrowing position decreased 63% to $112 million at December 31, 2005 from $303 million at December 31, 2004 due primarily to an increase in cash resulting from the sale of The Fairmont Orchid.

        In March 2004, we entered into a $400 million unsecured credit facility due March 2007. The interest rate is floating based on benchmark interest rates plus a spread. This spread varies on the basis of our leverage. At December 31, 2005, our unused committed line of credit for short-term and long-term financing was $308 million. Approximately 78% of our total debt is at fixed rates of interest, the majority of which relates to our 3.75% convertible senior notes. The average interest rate on our borrowings for 2005 was approximately 5.20%. At a Net Debt to Asset ratio of 4.4%, we believe that FHR has a conservative capital structure relative to our industry.

CASH FLOWS

        Cash provided by operating activities increased to $237 million from $70 million in 2004 as a result of several factors, including higher net income, increased cash from real estate activities, and a change in non-cash working capital of $55 million.

        Real estate activities contributed $50 million in cash primarily as a result of the sale of three blocks of land in the year. In 2004, real estate activities generated cash of $7 million. We anticipate this segment to continue to generate cash flows in 2006 as a result of the land sale agreements entered into in 2005 that are expected to close in the next several quarters.

        In 2005, our changes in non-cash working capital of $55 million over 2004 was primarily a result of higher accrued liabilities and taxes payable at year end. We had current income taxes payable at year-end of $58 million primarily due to the taxes payable on the gain on the sale of the Fairmont Orchid. Accrued liabilities include unpaid amounts of $10 million in connection with outstanding legal obligations of a predecessor company of Fairmont as well as $10 million in costs incurred in the fourth quarter relating to investment banking and legal advisory fees for services rendered in response to the Icahn takeover bid.

        We continue to aggressively manage our accounts receivable balances and believe that our current levels of working capital are adequate. We intend to use our cash flows from operations to finance capital expenditures at our owned hotels, vacation ownership projects and in combination with available debt capacity, to obtain additional management contracts, provide equity for investments and acquisitions.

        Proceeds received from the sale of investments and hotel assets totaled $249 million in 2005. Included in this amount are net proceeds of $241 million received from the sale of The Fairmont Orchid.

        In 2005, FHR's expenditures on profit-enhancing and upgrade projects decreased 4% to $72 million from $74 million in 2004. These expenditures were principally directed to upgrade capital and profit-enhancing projects at our owned hotels. In 2005, FHR made investments in partnerships and corporations of $11.2 million, primarily for our interests in hotels in Mayakoba and the hotels in Kenya. We subsequently disposed of the investment in the hotels in Kenya in November 2005. There was no gain or loss on the sale. Other investments in the year included $54 million for a management contract and loan receivable in relation to the long-term management contract on The Savoy.

        In 2005, under the current and previous normal course issuer bid, the Company purchased an aggregate of 4,376,000 shares for total consideration of $141.2 million.

Cash flows

Year ended December 31 (millions of dollars)	2005	2004
Inflows
Funds from operations	$182.2	$88.3
Changes in non-cash working capital	54.6	(17.9)

Cash provided by operating activities	236.8	70.4
Proceeds from sale of property and equipment	8.8	—
Sales of investments and hotel assets	248.6	442.7
Other	6.6	27.1

Total inflows	$500.8	$540.2

Outflows
Additions to property and equipment	$(71.5)	$(74.3)
Acquisitions and investments	(43.5)	(37.8)
Repurchase of common shares, net	(141.2)	(84.5)
Dividends paid	(9.1)	(6.4)
Issuance of loans receivable	(33.5)	(7.0)

Total outflows	$(298.8)	$(210.0)

Net borrowing (repayment) of debt	(21.4)	(264.7)

Effect of exchange rates on cash balances	(0.5)	1.9

Increase in cash	$180.1	$67.4

LIQUIDITY

        We use cash from operations, debt facilities and equity financing to make minority equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios of hotels, repurchase shares, pay dividends, fund capital improvements and operating requirements at our owned hotels. In the event of a temporary shortfall in cash, we will draw on our credit facilities.

        As part of our growth initiatives, we may acquire additional management contracts and hotel ownership interests. Depending on their size, these expenditures would be funded through cash from operations, our credit facilities or by issuing common shares.

        We believe that cash on hand, available credit facilities, expected cash flow from operations and the sale of certain assets, combined with our access to the debt and equity markets, will be adequate to finance our normal operating requirements and to provide additional funds required to achieve our growth objectives.

        At December 31, 2005, our primary contractual obligations consisted of $270 million of convertible senior notes and $122.5 million of mortgage indebtedness. A total of $10 million of loans and $82 million of letters of credit were advanced under our $400 million line of credit at December 31, 2005.

        In 2006, we expect spending on upgrade capital and profit-enhancing projects to be $75-$80 million. We expect to spend approximately $60 million in upgrade capital, $15 million on profit-enhancing projects and the remainder on corporate and information technology requirements. We expect to spend an additional $17 million on construction of our vacation ownership residences in Acapulco and Bermuda. Capital spending in the coming year will be funded primarily from cash generated from operating activities.

Contractual obligations

Payments due by Period (in millions)	Total	< 1 year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$391.2	$2.8	$16.5	$341.1	$30.8
Operating leases	531.5	15.4	30.2	15.4	470.5
Purchase Obligations	10.6	10.6	—	—	—
Other long-term obligations	111.4	7.6	33.5	31.5	38.8

Total	$1,044.7	$36.4	$80.2	$388.0	$540.1

Contractual commitments

Comittment expiration per period (in millions)	Total	< 1 year	1-3 Years	4-5 Years	After 5 Years
Standby letters of credit*	$85.5	$85.5	$—	$—	$—
Guarantees	7.5	7.5	—	—	—
Other	8.7	8.7	—	—	—

Total	$101.7	$101.7	$—	$—	$—

*
FHR typically issues letters of credit under its credit facility

CAPITAL RESOURCES

Cash from operations

        Our operations typically generate free cash flow exceeding cash required to fund capital expenditures. In general, these funds are used to expand our operations, for the payment of dividends to our shareholders and for the purchase of our common shares for cancellation.

Lines of credit

        We have a line of credit which is available to finance temporary shortfalls in cash caused by the natural fluctuation in demand from season to season and for any large profit-enhancing projects. Our line of credit can also be used to provide short-term bridge financing for our investments.

Common shares outstanding

        FHR is listed on both the Toronto Stock Exchange and the New York Stock Exchange. In October 2004, we obtained regulatory approval to purchase for cancellation up to 10% of our common shares. We purchased 5,053,900 shares for cancellation at an average price of $31.68 under this plan in 2004 and 2005. On October 26, 2005, FHR announced a new normal course issuer bid effective October 31, 2005, authorizing the Company to purchase up to 10% of its public float in the twelve-month period following the bid's effective date. As of December 31, 2005, under this plan we purchased 250,400 shares at an average price of $33.75. We have not purchased any shares under the normal course issuer bid since November 2005. Since October 2001, we have purchased a total of 11,639,300 shares under various buyback programs at an average price of $26.68.

Issuing additional debt

        We typically use new debt financing to refinance existing debt or to finance significant acquisitions. We feel that our conservative Net Debt to total Asset ratio of 4.4% gives us the ability to further leverage our assets at reasonable interest rates. This would be accomplished by mortgaging properties or issuing other types of debt instruments, such as convertible senior notes. The ability to secure debt financing at reasonable terms is ultimately dependent on market conditions and the lender's determination of our creditworthiness.

Tax assets

        We retained significant tax assets as a result of the reorganization in 2001, including substantial operating and capital losses. At December 31, 2005, we had approximately $255 million in operating losses and $347 million in capital losses available to us. By using these losses, current taxes payable on income generated by our hotel and management operations and real estate activities is lowered significantly.

Off-balance sheet arrangements and contractual liabilities

        We have made certain guarantees of affiliates and third parties, as well as commitments under letters of credit. The amounts of these off-balance sheet arrangements are detailed in the table below. The nature of these items is more fully discussed in note 21 to the consolidated financial statements.

FINANCIAL INSTRUMENTS

        FHR uses various financial instruments to reduce or eliminate exposure to interest rate and currency risks. The Company is exposed to interest rate risk arising from fluctuations in interest rates on certain of its long-term debt. The Company has entered into an interest rate cap contract to partially manage interest rate risk on the $75 million floating-rate mortgage at The Fairmont Scottsdale Princess. The fair value of the interest rate cap is nominal.

        FHR enters into forward foreign exchange contracts to partially offset the potential volatility of foreign exchange rates on certain foreign currency denominated assets and liabilities. As at December 31, 2005, the aggregate fair value of the outstanding forward contracts was an asset of $3 million.

        The Company is exposed to credit risk with respect to cash, cash equivalents, accounts receivable balances, long-term advances and derivative instruments. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and counter-parties and maintains allowances for potential credit losses. FHR periodically extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

        The carrying value of short-term financial assets and liabilities approximates their fair values due to the immediate or short-term maturity of these financial instruments. Financial instruments are more fully discussed in note 22 to the consolidated financial statements.

IMPLICATIONS OF A CHANGE IN CONTROL

        The proposed acquisition of the Company by an affiliate of Kingdom Hotels International and Colony Capital, if successful, will result in certain implications for FHR. These implications are listed below:

•	Stock option plans
As described in note 14 of the consolidated financial statements, the Company has a Key Employee Stock Option Plan ("KESOP") whereby key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR. These option grants vest over a four-year period. In the event of a change in control of the Company, all outstanding options are immediately exercisable. As at December 31, 2005, there were approximately 3.4 million options outstanding at a weighted average exercise price of Cdn $28.07, of which 2.9 million are currently exercisable.
•	Long-term incentive plans
The Company has established long-term incentive plans for its executive officers and senior management that provide for annual grants that vest and pay out after a three-year performance period. A change in control would cause grants made under these plans in 2003 and 2004 to accelerate and be paid within 30 days of the date of the change in control based on performance for the period from the date of the grant to the change of control and without proration for the early termination. 2005 grants will not accelerate as a result of a change in control of FHR and thus no amounts will be payable in respect of such grants solely as a result of a change in control. As at December 31, 2005, in accordance with the vesting provisions, the Company has accrued approximately half of the estimated total obligation for the 2003 and 2004 grants.
•	Change in control agreements
The Company has entered into change in control agreements with its executive officers and certain other senior officers. Under these agreements, each of these officers is entitled to receive severance benefits if a change in control occurs and, within the three-year period following the change in control, the individual's employment is terminated by Fairmont other than for cause, disability, retirement or death, or by the individual for certain defined reasons. Pursuant to these agreements, the Company maintains letter of credit arrangements held in trust for the benefit of the officers for the purpose of ensuring the payment of the amounts under these agreements.
•	Other implications
a)	Under the terms of the 3.75% Convertible Senior Notes ("Notes"), the acquisition, if successful, will constitute a "Reorganization" and a "Designated Event" as defined in the trust indenture for the Notes. As a result, holders of these Notes would be entitled to elect to convert from and after the 15th day prior to the occurrence of the change in control. After the change in control, the Company will be entitled to satisfy any conversion of the Notes by way of a cash payment. In addition, FHR will be required to make an offer to purchase the outstanding Notes within 30 days after the change of control at par plus accrued interest. As at December 31, 2005, an aggregate of up to 7,156,107 Fairmont Shares were issuable upon the conversion of the Notes.
b)
Under the terms of FHR's revolving credit facility, the acquisition by any person or group of persons of beneficial ownership of more than 50% of the outstanding common shares constitutes an event of default. The Company intends to arrange a new line of credit or amend the existing line of credit prior to a change in control in order to avoid such event of default.

Transactions with related parties

Transactions with Legacy

        We manage all of Legacy's hotels and we provide day-to-day corporate and administrative services to Legacy. All agreements with Legacy must be approved by a majority of the independent Trustees of Legacy. A list of significant transactions with Legacy is found in note 23 of the consolidated financial statements.

Advisory agreement

        Fairmont provides operating and administrative services to Legacy and provides advice to its Trustees on major decisions. In return for these services, we are entitled to an advisory fee equal to 0.4% of a defined asset base, an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy and a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy. The acquisition and disposition fees are waived on any transactions between Fairmont and Legacy. Legacy may terminate the Advisory Agreement at any time after December 31, 2004, upon the approval of two-thirds of the votes cast by the independent Trustees and the approval of two-thirds of the votes cast by the unitholders, and upon twelve months notice. Fairmont may terminate the agreement at any time after December 31, 2004 upon not less than 120 days notice. The Advisory Agreement expires in February 2009.

Management agreements

        We have entered into various long-term management contracts with Legacy to manage its hotels. Under these management agreements, we are entitled to a base management fee and an incentive management fee. Base management fees range from 2.0% to 3.0% of hotel revenues. The incentive fee is based on net operating income from hotel operations plus depreciation and amortization less a capital replacement reserve in excess of a threshold. We earn incentive fees on the 11 hotels transferred to Legacy in 1997, based on the profitability of each of the hotels as well as the overall profitability of this portfolio.

        We also provide centralized reservations, sales and marketing, procurement, accounting, management information, employee training and other services to Legacy for which we are reimbursed on a cost recovery basis as established in the management agreements.

Strategic alliance agreement

        We have entered into a strategic alliance agreement with Legacy to cooperate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels. This agreement expires in February 2009.

Recent transactions with Legacy

        In August 2003, we entered into a long-term management agreement for The Fairmont Olympic Hotel, Seattle. Under the terms of this agreement and a similar arrangement relating to The Fairmont Washington, D.C., we agreed to pay Legacy $18 million over a three-year period. These transactions were recorded at the exchange value and as at December 31, 2005, FHR has paid the full amount. In connection with these transactions, we have entered into reciprocal loan agreements with Legacy totaling $87 million. The Seattle loan matures in October 2008 and the Washington loan matures in October 2013. The loans bear interest at normal commercial rates and are payable quarterly in arrears. In the event that either Legacy or Fairmont does not make the required interest or principal payments, the other party is not required to make its payment either. The loans meet all the requirements for a right of setoff for accounting purposes and, as such are presented on a net basis in the consolidated financial statements.

Transactions with other related parties

        We have entered into management agreements with other related parties, primarily managed hotels and hotels under development in which we own a minority interest. These hotels include Fairmont Le Manoir Richelieu, The Fairmont Newfoundland, The Fairmont Sonoma Mission Inn & Spa, Fairmont Tremblant, Fairmont Monte Carlo, Fairmont Cairo, Nile City, The Fairmont Dubai, Fairmont Mayakoba, Riviera Maya, Fairmont Palm Hotel and Resort and Delta Sun Peaks Resort. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which reflects fair market value. These items are more fully discussed in note 23 of the consolidated financial statements.

Critical accounting policies and estimates

        Our significant accounting policies are found in note 2 of the consolidated financial statements. The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. We base our estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of our control. These estimates and assumptions are evaluated on a periodic basis. We believe the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and equipment

        Due to the relatively large proportion of property and equipment relative to our total assets, the selection of the method of amortization and length of amortization period could have a material impact on the amortization expense recorded and the net book value of property and equipment. We amortize property and equipment on a straight-line basis over its estimated economic life, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options to extend the lease, and the economic life of the building. If the estimated economic lives of all property and equipment were to be decreased by one year, amortization expense recorded in 2005 would have increased by approximately $5 million. Such a change in estimate would have very little impact on FHR's financial condition since key financial stakeholders such as lenders do not typically rely on the historical cost of property and equipment. Each hotel is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment in value will be recorded if the projected undiscounted future cash flows from the hotel are less than the net book value of the property and equipment. Future cash flows are forecasted on a property specific basis based on historical results and recent trends or events that may impact a property's future performance including new hotel supply, changes in travel patterns and general economic conditions. We feel that it is unlikely that any future impairment will be necessary given the quality and carrying value of our assets.

Goodwill and intangible assets

        Goodwill impairment tests are performed on an annual basis and in certain circumstances between annual tests for each reporting unit, which in our case, are equal to the operating segments as described in note 3 of the consolidated financial statements. These tests are based on a fair market value analysis of the various reporting units, which use such methods as discounted cash flow projections and peer comparisons of earnings multipliers. Based on our current operations, we feel that it is unlikely that any future goodwill impairment will be required. At the most recent testing date, no impairment would have been required based on the low end of our valuations. However, in response to unanticipated changes in industry and market conditions, we may be required to consider restructuring, disposing or otherwise exiting certain operations, which could result in an impairment of goodwill. In the event that such an impairment was required, we would record the impairment in other expenses. We also evaluate the carrying value of brand names on an annual or more frequent basis if necessary. Management contracts, which are amortized, are tested when circumstances indicate impairment may have occurred. This impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. Any impairment loss, representing the excess of the carrying amount over the fair value, would be expensed in the consolidated statement of income. Based on the terms of our management contracts, their carrying values and the quality of the underlying assets, we believe that the potential for future impairment is unlikely.

Income taxes

        We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in the consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, substantively enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods. Over the past several years, there have been numerous changes to income taxation rates in jurisdictions in which we operate. These changes have reduced our effective tax rate and the resulting income tax expense and future income tax liabilities. A 1% increase in our overall effective tax rate would increase income tax expense by approximately $3 million, which relates primarily to the revaluation of future income tax assets and liabilities. FHR has approximately $255 million of non-capital tax loss carry forwards and $347 million of capital tax loss carry forwards available. We expect the Company will be able to utilize the vast majority of its non-capital loss carry forwards prior to their expiration and have recorded a future tax asset for most of such loss carry forward balances. In the event that future earnings do not meet our projections, it may be necessary to write down the amount of non-capital losses. Currently, we expect that these losses will be used over the course of the next four to five years. A future tax asset has not been established for most of the capital loss carry forward amounts due to the significant uncertainty as to the timing of their utilization. We expect that the majority of these amounts will be used through our real estate activities or otherwise. Capital losses do not expire. Although the estimates used to derive our future tax liabilities under Canadian GAAP can have a significant impact on net income and earnings per share, they do not impact our operations, as the net income tax expense reported on the consolidated statement of income does not reflect the actual income tax amounts that we are required to pay due to the utilization of tax loss carry forward balances and timing differences in the recognition of revenues and expenses for tax purposes.

Employee future benefits

        We have defined benefit pension plans for certain employees and also provide relatively insignificant other post retirement benefits. There are several assumptions required for the calculation of defined benefit pension plan liabilities or surpluses and the current year's pension expense. These include the expected return on plan assets, the discount rate on the projected benefit obligation and the expected rate of future compensation increases. An expected rate of return on plan assets of 6.5% is used based on the plans' asset allocations and historic results. We feel this long-term rate of return is reasonable based on our current investment policies and that it will be achieved over the life of the plan. The discount rate used to calculate the projected benefit obligation is based on the market interest rate at December 31, 2005 of AA corporate bonds with an effective duration equal to that of the expected payments to retirees. Over the past four years, our weighted-average discount rate has dropped from 5.7% to 5.0%. It is difficult to accurately quantify the impact of changes in the discount rate as it impacts the valuations of pension liabilities and pension plan assets. A change in our estimates of these amounts affects our hotel ownership, hotel management and general and administrative expenses as the pension liability and related expense are allocated to these segments. As of December 31, 2005, we estimate that our consolidated pension plan deficit is $51 million and that we have total pension obligations of $214 million. We do not expect to have significant future cash outflows related to mandatory funding requirements for our obligations under these plans or that this deficit will have any impact on our operations or financial condition.

Purchase price allocations

        Execution of the Company's strategy to secure long-term hotel management agreements, may involve the acquisition of equity investments or the advancement of loans. The total consideration paid by the Company is allocated to each asset at inception of the transaction based on their fair values. Where the value of an asset is not determinable from a market reference transaction, estimates are required to be made to determine fair value. Similarly, acquisition of hotel properties requires allocation of the total consideration paid between land, buildings and furniture, fixtures and equipment.

Contingencies

        In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims and environmental matters. We conduct a thorough analysis of all potential legal claims on a regular basis and provide for such potential claims when the expected loss is both probable and can be reasonably estimated. The possibility exists that additional expenditures that have not been accrued for may be required to defend against or remedy potential legal action against the Company.

Changes in accounting policies

Variable interest entities

        Accounting Guideline 15 ("AcG-15") requires the consolidation of Variable Interest Entities ("VIEs") by the primary beneficiary. A VIE is an entity where:

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  its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and,

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  it does not meet specified exemption criteria.

        VIEs are subject to consolidation by a company if that company is deemed to be the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company implemented AcG-15 retroactively without restatement of prior periods. Adoption of this new standard did not have an impact on the Company's financial statements.

Liabilities and equity

        On January 1, 2005 FHR adopted the Canadian Institute of Chartered Accountant's ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on our financial statements.

Determining whether an arrangement contains a lease

        In 2004, the Emerging Issues Committee issued Abstract 150, "Determining Whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g. an item of property, plant or equipment) in return for payment or a series of payments. FHR is required to adopt the recommendations of EIC 150 for affected transactions commencing or modified after December 9, 2004. Adoption of this new standard did not have an impact on our financial statements.

Diluted earnings per share

        On September 8, 2005, the Emerging Issues Committee issued Abstract 155, "The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share" ("EIC-155"). This guidance requires inclusion of contingently convertible debt securities with a market price trigger to be included in the computation of diluted earnings per common share, as determined under the "if-converted" method. The guidance is effective for interim and annual periods beginning on or after October 1, 2005 with retroactive statement of previously reported earnings per share. FHR has adopted this guidance for December 31, 2005 resulting in a decrease to diluted earnings per share of $0.05 for 2004 and no effect for 2003.

Pending accounting policy changes

        The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the website of the Accounting Standards Board of Canada at www.acsbcanada.org.

Financial instruments — recognition and measurement, hedges, comprehensive income and equity

        In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and U.S. GAAP with respect to financial instruments and financial statement presentation. The Company will be required to apply these standards no later than the fiscal year ending December 31, 2007. The Company has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and U.S. GAAP described in note 25 to the consolidated financial statements.

Risks and uncertainties

        FHR's operations are subject to risks that could cause future operating results to differ significantly from our performance in the past. An event arising from these risks could materially affect our business, prospects, financial condition, results of operations or cash flows.

Risks relating to the proposed transaction with an affiliate of Kingdom Hotels International and Colony Capital

        The proposed acquisition by 3128012 Nova Scotia Limited (the "Purchaser"), an affiliate of Kingdom Hotels International and Colony Capital, LLC, of all of the outstanding common shares of FHR at a price of $45 per share, is to be effected by way of a statutory plan of arrangement under the Canada Business Corporations Act. In order for the arrangement to be effective, it must be approved by at least two-thirds of the votes cast at a special meeting of FHR shareholders, currently scheduled to be held on April 18, 2006. The arrangement is also subject to certain usual and customary conditions and the approval of the Ontario Superior Court of Justice. The failure to satisfy the conditions to complete the arrangement (including the receipt of the required shareholder, court and regulatory approvals), the occurrence of any event, change or other circumstances that could give rise to the termination of the Acquisition Agreement or the failure of the transaction to close for any other reason could have an adverse effect on the ongoing business of FHR. If the arrangement is not completed, the price of FHR common stock may decline, to the extent that the current market price of the FHR common stock reflects a market assumption that the arrangement will be completed.

        FHR has incurred significant costs relating to the arrangement, such as legal, accounting, consulting and financial advisor fees, that will be required to be paid whether or not the arrangement is completed. In addition, in the event that the Purchaser terminates the acquisition agreement in certain circumstances, FHR may be required to reimburse the Purchaser for up to $10 million of expenses. The Acquisition Agreement also provides for the payment of a termination fee by FHR to the Purchaser in the amount of $115 million (less any amounts paid on account of expenses) after a termination of the acquisition agreement in certain circumstances. If the arrangement is not completed and a change of control transaction does not occur prior to June 30, 2006, fees up to a maximum of $12 million will be payable to FHR's financial advisors, depending on the value of the average closing price of FHR common stock on the New York Stock Exchange for the 30 calendar day period ending on July 31, 2006.

Our operations and asset values are subject to adverse factors generally encountered in the lodging industry.

        We manage and own hotels in both the luxury and first-class segments of the lodging industry which subjects us to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:

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  Cyclical downturns arising from changes in global, national and local economic conditions;

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  Changes in demand for rooms and related services caused by changes in popular travel patterns;

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  The cost and availability of air travel;

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  Occasional oversupply of guest accommodations in our markets, which may adversely affect occupancy and room rates;

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  Competition from other luxury and first-class hotels and resorts;

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  Increases in local taxes;

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  The recurring need for the renovation, refurbishment and improvement of hotel and resort properties;

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  Increases in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;

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  The availability of financing for operating or capital requirements;

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  The relatively fixed nature of our property-level operating costs and expenses;

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  Seasonal variations in cash flow; and

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  Other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.

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  The effect of these factors varies from hotel to hotel, depending on its location and whether we own or manage the property.

Global events have had an impact on our industry.

        Our business is highly dependent on global travel and anything that affects travel generally or travel to a specific region or location that we operate in (or derive business from) will affect our business. Various global events including war, international conflicts, terrorism and contagious illness outbreaks, or the perceived threat of these events, may cause disruption in domestic and international travel. Recent global events have affected the lodging industry and FHR's results of operations and financial condition. Any recurrence of these events would be damaging to our performance.

Real estate investments are subject to numerous risks.

        We own and lease hotels and are subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend on the income earned and capital appreciation. We also have advanced loans or guaranteed the obligations of third parties, in connection with entering into management contracts for certain hotels. Weak operating income performance at these hotels could give rise to losses under these loans and guarantees.

        There are a variety of factors that affect income from properties and real estate values, including government regulations, zoning, tax and eminent domain laws, interest rates and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Under eminent domain laws, governments can expropriate or take real property for less than an owner believes the property is worth. Any of these factors could have a material adverse impact on the results of operations or financial condition, as well as on our ability to make distributions to shareholders. In addition, as our hotel real estate investments are in the luxury and first-class segments and include some properties located outside of North America, they may be relatively difficult to sell in a timely manner.

        Our income would also be adversely affected if our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures.

Failure to obtain new or maintain existing management contracts could adversely affect our results of operations.

        Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. We manage hotels for various third party hotel owners under the terms of each property's management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or failure to comply with the terms of the contract. Typically, our management contracts are subject to economic performance tests. Failure to meet these tests, maintain standards established in the contract or to meet other terms and conditions of a contract could result in the loss or cancellation of a management contract prior to the expiration of the term. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In some cases we have made a financial investment in connection with securing a management contract and that investment could be impaired if the contract were to be cancelled or terminated.

        In many jurisdictions, in the event of bankruptcy or insolvency proceedings, a hotel management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or the estate. Further, in the event of enforcement proceedings by a secured lender to a hotel, a management contract may not be enforceable by us against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement.

Our acquisition, expansion and development strategy may be unsuccessful.

        We intend to increase revenues and net income by securing new management contracts, establishing strategic partnerships for new hotel development, acquiring more properties and expanding existing properties. It is not possible to ensure that future management or acquisition opportunities will exist on acceptable terms, that any newly managed or acquired properties will be successfully integrated into our operations or that we will fully realize the intended results of our strategy. We cannot give assurance that we will be able to secure the necessary financing with acceptable terms.

There can be no assurance that we will be able to obtain the necessary additional capital to finance the growth of our business.

        The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund our needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

We are subject to a number of risks associated with debt financing.

        We are subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest or to support repayment at maturity. To the extent that we maintain floating rate indebtedness, we are exposed to the risk that interest rates will increase. In addition, the covenants contained in our loan and credit facilities impose limitations on our ability to acquire and dispose of assets among other things.

        Moreover, there can be no assurance that we will be able to repay or refinance existing indebtedness when it matures or that the terms of refinancing will be favorable. Our leverage may have important consequences. For example, our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations. If we incur higher levels of debt than some of our competitors, we will be placed at a competitive disadvantage.

Covenants in our financing agreements could limit our discretion in operating our businesses and could limit our ability to pay dividends.

        Our financing agreements contain covenants that include limits on the occurrence of additional secured debt, limits on liens on property, minimum EBITDA to interest coverage ratios, maximum debt to EBITDA ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar or more restrictive provisions and covenants. A default may occur if we fail to comply with the restrictions in our financing agreements. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt or restrict the payment of dividends. Credit facilities typically require the provision of cash deposits, repayment of funds or cash flow sweeps when financial covenants are not met.

We are subject to potential liabilities arising from future claims against Canadian Pacific Limited.

        Our predecessor corporation was Canadian Pacific Limited ("CPL"). When CPL reorganized in 2001, each of the entities which resulted from that reorganization indemnified us against any claims which arose prior to the reorganization in their respective businesses. As the successor to CPL we may become subject to potential liabilities arising from future claims against our predecessor corporation, some of which may be subject to these indemnities and others of which may arise out of our business. To the extent that material liabilities in respect of these obligations arise and the scope of existing indemnities in favor of CPL is insufficient, these liabilities could have an adverse effect on our business.

We are subject to certain potential liquidity limitations as a result of our unfunded pension liabilities being backed by letters of credit.

        We are subject to certain potential liquidity limitations as a result of our unfunded pension liabilities being backed by letters of credit. We have issued letters of credit in respect of our unfunded pension liabilities. These letters of credit have been issued pursuant to the terms of our revolving credit facilities, with the result that our available liquidity under such facilities has been reduced by the amount of these letters of credit. As a result of this reduced liquidity, there is a risk that should we need more liquidity than the amount available under these facilities, we may not be able to access that liquidity quickly or on favorable terms or at all. If this resulted in our being unable to fund our ongoing obligations as they become due, this could have an adverse effect on our business. In addition, the terms of our revolving credit facilities contain financial covenants and other covenants that, if violated, could require immediate repayment of amounts outstanding under the letters of credit in respect of our unfunded pension liabilities.

Currency fluctuations may have a material adverse effect on our financial statements.

        We currently have hotel management and ownership operations in nine countries: Canada, the United States, Mexico, Bermuda, Barbados, the United Arab Emirates, the United Kingdom, Monaco and Kenya. We record financial results for the operations in each country in the local currencies while reporting consolidated financial results in U.S. dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through translation risk and transaction risk. Translation risk is the risk that financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies against the U.S. dollar. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled. We endeavor to match foreign currency revenues, costs, assets and liabilities to provide a natural hedge against translation and transaction risks. However, there can be no assurance that these measures will be effective in the management of these risks.

Currency fluctuations may have a material adverse effect on our operations.

        A significant increase in the value of a currency in the countries where we operate can have an adverse effect on demand for lodging at our hotels in those countries. For example, the increase in the Canadian dollar compared to the U.S. dollar in 2005 had a significant effect on U.S. travel to Canada while encouraging Canadians to travel abroad.

The lodging industry is subject to significant regulation.

        We are subject to numerous laws and regulations in every jurisdiction in which we operate, including those related to the preparation and sale of food and beverages, such as health and liquor licensing laws. Our properties are also subject to laws and regulations governing relationships with employees such as those covering minimum wages, maximum working hours, overtime, working conditions, hiring and terminating employees and work permits. Furthermore, the success of our strategies to expand existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of the required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses.

        Changes or concessions required by regulatory authorities could involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of our businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

        Under the United States' Americans with Disabilities Act, or ADA, and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of our U.S. hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. We have responsibilities under the ADA for both our owned and managed hotels in the United States. Under the management agreements for our managed hotels in the U.S., costs associated with the ADA are generally borne by the owner. However, any adverse rulings could have an adverse effect on the fees we earn on such management contracts.

Operations are subject to laws and regulations relating to environmental matters.

        As the current or previous owner or manager of a hotel, we could be liable for the clean up of contamination and other remedial actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response.

        The presence of contamination from hazardous or toxic substances, or the failure to remedy a contaminated property properly, may affect an owner's ability to sell or rent the property, to use the property for its intended purpose, or to use the property as collateral when borrowing. In addition, as we arrange for the disposal or treatment of hazardous or toxic substances, we may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless of whether the facility is or was owned or operated by us. Environmental laws require abatement or removal of certain asbestos-containing material in the event of damage, demolition or renovation. We have an asbestos abatement program and continue to manage these materials in many of our hotels.

        Laws and regulations change over time and we may become subject to more stringent environmental laws and regulations and face broader environmental liability under common law. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or previously managed or owned, but such liabilities may exist and may be material.

Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.

        We operate properties in a variety of locations. Some of these properties experience extreme weather conditions that can affect the hotels as well as customer travel. From time to time, this can have a significant adverse financial impact on our properties or the regions in which they are located. Properties are also vulnerable to the effects of destructive forces, such as earthquakes, hurricanes, fire, storms and flooding. Although our properties are insured against property damage, damages resulting from acts of God or terrorism may exceed the limits of the insurance coverage or be outside the scope of the coverage.

There is a great deal of competition in the lodging industry.

        There is intense competition between the operators of luxury and first-class hotels to attract guests. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the diversity and quality of food, services and amenities offered. Demographic, political or other changes in one or more of our markets could adversely affect the convenience or desirability of our properties. We also compete for employees. We also compete for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effect of reducing the number of investment opportunities available to us and increasing our cost to acquire management contracts or properties.

Our ability to operate our properties may be adversely affected if our relationship with employees were to deteriorate.

        Relations with employees in various countries, including approximately 13,000 employees represented by 18 labor unions, could deteriorate due to disputes related to such issues as wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and the employees' ability to provide high-quality personal service to guests. Any labor shortage due to competitive pressures or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect our ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage our reputation.

Our internal control over financial reporting may not be considered effective, which could result in possible regulatory sanctions and a decline in our share price.

        We will be required to furnish a report on our internal control over financial reporting with our Annual Report on Form 40-F for the fiscal year ending December 31, 2006. This internal control report will contain an assessment by our management of the effectiveness of our internal control over financial reporting (including the disclosure of any material weakness) and a statement that our independent auditors have attested to and reported on management's evaluation of such internal controls. We are required to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting.

        Ultimately, our internal control over financial reporting may not be considered effective if, among others things:

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  any material weakness in our internal controls over financial reporting exists; or

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  we fail to remediate assessed deficiencies.

        Due to the number of controls to be examined, the complexity of the project, and the subjectivity involved in determining the effectiveness of controls, we cannot be certain that all of our controls will be considered effective by management or, if considered effective by our management, that our auditors will agree with such assessment.

        In addition, we are required by law to certify each quarter as to the absence of any material deficiency in our internal controls. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's evaluation, we could be subject to regulatory sanctions and investors could lose confidence in the accuracy and completeness of our financial reports, either of which could have an adverse effect on the market price for our securities.

Vacation ownership is subject to extensive regulation.

        We currently operate two vacation ownership resorts and are developing other vacation ownership resorts. We are typically subject to extensive government regulation in the jurisdictions where they are located. In addition, the laws of many jurisdictions in which we may sell vacation property grant the purchaser the right to rescind the purchase contract at any time within a statutory period. Although we believe that we are in compliance with all the relevant laws and regulations related to vacation ownership marketing, sales and operations, changes in those laws and regulations or the determination by a regulatory authority that we are not in compliance could adversely affect our results. If the purchaser of a property defaults, we may not be able to recover all of the marketing, selling and general and administrative costs related to the sale.

We cannot assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

        We are a Canadian corporation. A majority of our Directors and Officers are residents of Canada and most of our assets and the assets of our Directors and Officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or our Directors and Officers or enforce judgments obtained in U.S. courts against FHR or our Directors and Officers based upon the civil liability provision of U.S. federal or state securities laws. We have been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provision of U.S. federal or state securities laws would be enforceable in Canada against FHR or our Directors and Officers. There is also doubt as to whether an original action could be brought in Canada against FHR or our Directors and Officers to enforce liabilities based solely upon U.S. federal or state securities laws.

Non-GAAP financial measures

        We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.

Revenue per available room ("RevPAR")

        RevPAR is calculated as rooms revenue divided by the number of rooms available in the period. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues. It is also used by investors and analysts as a measure of the Company's financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of RevPAR is different than the calculations used by other entities.

EBITDA

        EBITDA is defined as earnings before interest, taxes and amortization. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of the Company's business segments. EBITDA provides us with an understanding of the Company's operating results before the impact of investing and financing transactions and income taxes. It also facilitates comparisons between the Company and its competitors. Investors, analysts and our lenders also use it as a measure of the Company's financial performance. However it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculations of EBITDA vary from those used by others. In 2004, EBITDA was defined as income before interest, taxes, amortization, gain on sales of investments and hotel assets and other (income) expenses. In the third quarter of 2005, FHR adopted the current definition of EBITDA. The table below provides a reconciliation of EBITDA to net income with years 2003 and 2004 restated to reflect the change in the definition of EBITDA:

Reconciliation of EBITDA to net income

Year ended December 31 (millions of dollars)	2005	2004	2003
EBITDA	$264.8	$324.7	$140.3
Deduct:
Amortization	70.5	73.9	67.5
Income tax expense (recovery)	4.4	61.9	(11.5)
Interest expense, net	22.4	33.1	33.6

Net Income	$167.5	$155.8	$50.7

Forward-looking information

        This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan," "guidance" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section contained herein entitled "Risks and Uncertainties." There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

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